PARKERVISION REPORTS FOURTH QUARTER AND FULL YEAR 2013 RESULTS

Management to Host Conference Call and Webcast Today at 4:30 p.m. ET

JACKSONVILLE, Fla., March 17, 2013 – ParkerVision, Inc. (NASDAQ:PRKR), a developer and marketer of semiconductor technology solutions for wireless applications, today announced results for the three-months and full-year ended December 31, 2013.

Fourth Quarter and 2013 Business Highlights and Recent Developments

•	Awarded $172.7 million in damages by an Orlando, Florida jury for Qualcomm’s direct and indirect infringement of four ParkerVision patents.

o	Jury determined that Qualcomm infringed all 11 claims of all four asserted patents and for all accused Qualcomm products.

o	Jury further determined that all 11 claims were valid.

o	Damages are for infringing products shipped in the U.S. only.

o
District Court hearing on May 1, 2014 regarding a number of outstanding motions in the case, including the Company’s motions for interest on past damages and motions for an injunction and/or ongoing royalties for Qualcomm’s continued infringement of ParkerVision’s patented technology and Qualcomm’s outstanding motions for judgment as a matter of law on infringement, validity and damages

•	Engaged 3LP Advisors LLC (“3LP”) for the management of ParkerVision’s licensing operations.

•
Completed the private placement of approximately 2.7 million shares of common stock at $4.50 per share in March 2014, generating net proceeds of approximately $11.9 million and further strengthening the Company’s balance sheet.

•
Introduced new RF component solutions targeted at challenging applications that benefit from reduced power consumption along with high dynamic range and high linearity performance within a variety of wireless applications.

•	Worldwide patent portfolio grew in 2013 by 14% to a total of 241 issued patents.

o	As of December 31, 2013, ParkerVision had 168 U.S. and 73 foreign patents related to RF technologies, and approximately 39 U.S. and foreign patent applications pending.

Jeffrey Parker, Chairman and Chief Executive Officer, commented, “2013 was an important year for ParkerVision. The U.S. District Court jury verdict further paved the way for us to pursue compensation for unauthorized use of our patented RF innovations. We believe there are significant revenue opportunities for our innovations both in product and licensing relationships for use in a vast number of RF applications. We also believe the recent expansion of our relationship with 3LP enhances our product and licensing initiatives, shortens our time to consummate meaningful business relationships, and puts us that much closer to realizing the considerable value of ParkerVision’s technologies. We look forward to the final rulings from the Federal District Court in our Qualcomm litigation and to the opportunities that lie ahead for ParkerVision in 2014.”

Fourth Quarter and Full-Year 2013 Financial Results

•	Net loss in the fourth quarter of 2013 was $7.9 million, or $0.08 per common share, as compared to a net loss of $6.2 million, or $0.07 per common share, for the fourth quarter of 2012.

•	Net loss for the year ended December 31, 2013 was $27.9 million, or $0.31 per common share, as compared to a net loss of $20.3 million, or $0.27 per common share, for the year ended December 31, 2012.

•
Cash used in 2013 was approximately $19.6 million as compared to $15.9 million for 2012. Cash use in 2013 included $18.9 million for operations and $0.7 million invested in patents and other long-lived assets.  The year-over-year increase in cash used was primarily a result of increased litigation fees and expenses.

•	The Company generated $27.3 million in cash in 2013 from the sale of equity securities, as well as approximately $1.1 million in cash from the exercise of warrants and options.

•	Cash and available for sale securities as of December 31, 2013 was $17.2 million.

Conference Call

The Company will host a conference call and webcast on March 17, 2014 at 4:30 p.m. Eastern to review its fourth quarter and full-year 2013 financial results. The conference call will be accessible by telephone at 1-877-561-2750, at least five minutes before the scheduled start time.  International callers should dial 763-416-8565. The conference call may also be accessed by means of a live webcast on our website at http://ir.parkervision.com/events.cfm. The conference webcast will also be archived and available for replay on our website at www.parkervision.com for a period of 90 days.

About ParkerVision

ParkerVision, Inc. designs, develops and markets its proprietary radio-frequency (RF) technologies that enable advanced wireless solutions for current and next generation communications networks. Protected by a highly-regarded, worldwide patent portfolio, the Company’s solutions for wireless transfer of RF waveforms address the needs of a broad range of wirelessly connected devices for high levels of RF performance coupled with best-in-class power consumption. For more information please visit www.parkervision.com.  (PRKR-I)

Safe Harbor Statement

This press release contains forward-looking information.  Readers are cautioned not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made.  Such statements are subject to certain risks and uncertainties which are disclosed in the Company’s SEC reports, including the Form 10K for the year ended December 31, 2013. These risks and uncertainties could cause actual results to differ materially from those currently anticipated or projected.

Contact:

Cindy Poehlman		Kathy Price
Chief Financial Officer	or	Vice President
ParkerVision, Inc.		The Piacente Group
904-732-6100, cpoehlman@parkervision.com		212-481-2050, parkervision@tpg-ir.com

(TABLES FOLLOW)

ParkerVision, Inc.

Summary of Results of Operations (unaudited)

	Three Months Ended		Year ended
(in thousands, except per share amounts)	December 31,		December 31,
	2013	2012	2013	2012
Service revenue	$-	$-	$-	$-
Cost of sales	-	-	-	-
Gross margin	-	-	-	-

Research and development expenses	2,953	2,489	10,406	8,448
Marketing and selling expenses	496	462	1,755	1,638
General and administrative expenses	4,432	3,247	15,788	10,297
Total operating expenses	7,881	6,198	27,949	20,383

Interest and other income and interest expense	22	24	77	61

Net loss	$(7,859)	$(6,174)	$(27,872)	$(20,322)

Basic and diluted net loss per common share	$(0.08)	$(0.07)	$(0.31)	$(0.27)

Weighted average shares outstanding	92,999	82,887	88,968	75,999

Balance Sheet Highlights

Balance Sheet Highlights (in thousands)
	December 31,	December 31,
	2013	2012
Cash and available for sale securities	$17,180	$8,340
Prepaid and other current assets	552	977
Property and equipment, net	307	404
Intangible assets, net	8,552	8,978
Other assets	3	21
Total assets	26,594	18,720

Current liabilities	2,526	2,142
Long term liabilities	22	58
Shareholders’ equity	24,046	16,520
Total liabilities and shareholders’ equity	$26,594	$18,720

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